Mail Stop 3561

March 30, 2006


Via U.S. Mail

Ms. Rhonda J. Parish
Executive Vice President
Denny`s Corporation
203 East Main Street
Spartanburg, South Carolina 29319-9966


	RE:	Denny`s Corporation
		Form 10-K for the fiscal year ended December 28, 2005
		Filed March 13, 2006
		File No. 000-18051

Dear Ms. Parish:

We have reviewed your filings and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Annual Report on Form 10-K for the fiscal year ended December 28,
2005

Notes to Consolidated Financial Statements, page F-8
Note 2.  Summary of Significant Accounting Policies, page F-8
Property and Depreciation, Goodwill, and Other Intangible Assets, pages F-8 and F-9

1. Given the significant level of operating losses and net losses experienced during the past three fiscal years, please explain in further detail how the Company has determined that its various categories of long-lived assets, including goodwill, property, plant and equipment, trademarks and trade names were not impaired at December 28, 2005. As part of your response, you should explain in detail how each category of long-lived assets was evaluated for impairment, including the methods used in determining fair values and any other significant or relevant assumptions. Your response should also indicate whether projected sales and profit margins used in your analysis are expected to improve in future periods and your basis for assuming these improvements. We may have further comment upon receipt of your response.


*    *    *    *


As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of
1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at (202) 551-3624 or me at (202)
551-
3813 if you have questions.

Sincerely,



Linda Cvrkel
Branch Chief

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Ms. Rhonda Parish
Denny's Corporation
March 30, 2006
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